02034001

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hysan Development Company Ltd

*CURRENT ADDRESS 49/F, Manulife Plaza
The Lee Gardens, 33 Hysan Avenue
Causeway Bay
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

FILE NO. 82- 1617 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBJ

DATE : 5/14/02


Hysan 希慎

希慎興業有限公司 Hysan Development Company Limited

ANNUAL REPORT 2000



Hysan Development is committed to building and owning quality buildings, delivering attractive and sustainable returns to shareholders.

The Group, with origins back to the 1920s, owns, develops and manages some 4.67 million square feet of high quality investment properties. It is the largest commercial landlord in Hong Kong's Prime office/retail Causeway Bay area.



Contents


CHANEL

Highlights 2000

- Rentals in Grade "A" office sector in prime locations recover
- Asset value uplift
- Current earnings continue to be affected by negative reversions
- Active management to serve the requirements of our customers today and in the future

Major Property Portfolio

Commercial



Hennessy Centre
500 Hennessy Road
Causeway Bay:
719,642 ft²



One Hysan Avenue
1 Hysan Avenue
Causeway Bay:
169,019 ft²



AIA Plaza
18 Hysan Avenue
Causeway Bay:
139,119 ft²



The Lee Gardens
33 Hysan Avenue
Causeway Bay:
902,797 ft²



Lee Theatre Plaza
99 Percival Street
Causeway Bay:
315,749 ft²



111 Leighton Roa
111-117 Leighton Road
Causeway Bay:
79,905 ft²

VALUATION AT 31 DEC 2000	TOTAL INVESTMENT PROPERTY PORTFOLIO
HK$ 28,433 million	4,674,442 ft²

	Year ended 31 December 2000	1999	Change
	HK$'000	HK$'000	%
Operating Profit	**1,474,517**	1,994,930	(26.1)
Net Profit	**850,173**	1,203,958	(29.4)
Net profit excluding investment property sales	**849,823**	721,396	17.8
	HK$	HK$	%
Earnings per share (basic and diluted)	**0.82**	1.16	(29.3)
Dividends per share	**0.42**	0.40	5.0
	HK$	HK$	%
Net asset value per share	**22.48**	19.50	15.3
	HK$ (million)	HK$ (million)	%
Shareholders funds	**23,159**	20,217	14.6

Residential



Sunning Plaza
10 Hysan Avenue
Causeway Bay:
279,717 ft²



Entertainment Building
30 Queen's Road Central
Central:
211,148 ft²



Caroline Centre
2-38 Yun Ping Road
Causeway Bay:
626,882 ft²



Leighton Centre
77 Leighton Road
Causeway Bay:
435,008 ft²



Bamboo Grove
74-86 Kennedy Road
Mid-Levels:
697,940 ft²



Sunning Court
8 Hoiping Road
Causeway Bay:
97,516 ft²

PORTFOLIO ANALYSIS BY SIZE:

• OFFICE	• RETAIL	• RESIDENTIAL
59%	24%	17%

Office
Retail
Residential
Area are approximate gross floor area (GFA)

Chairman's Statement



Fundamental drivers of our core market are positive, which will provide a supportive background for our aim to deliver attractive shareholder value through active management.

OVERVIEW

The general improvement in the overall leasing market that emerged during the first part of 2000 continued. This was particularly felt in the Grade "A" office sector in prime locations, where limited supply and a noticeably stronger occupier demand provided support for a significant rise in rentals during the review period.

During the first part of the year, we concentrated our efforts on improving our letting performance. The second half has seen further progress on this front, and in addition, we have spent more time and efforts on building and investing for the future.

Our strategy is to deliver attractive and sustainable results to shareholders by active management. The executive team has carried out an important exercise and completed a review of our strategic directions. The very active management of the business during Year 2000 and our directions moving forward are described under "Chief Executive's Review".

While we saw some slowing in the demand trend in the fourth quarter, demand remains healthy. New supply of Grade "A" office space in prime locations will also remain constrained over the year ahead. The fundamental drivers of our core market remain positive, providing a supportive background for our objective of delivering attractive shareholder value through active management. These will underpin future values particularly when rental reversions turn positive.

PERFORMANCE

Net profit for the year ended 31 December 2000 was HK$850 million, compared with HK$1,204 million in 1999, representing a decrease of 29.4% on the equivalent period in 1999. This is after consideration has been taken of the HK$482 million non-recurring gains from property sales in 1999. The Group's rental income decreased by 10.2%, mainly attributable to rent reviews and relettings secured at lower rents. Reduced interest expenses have, however, helped to alleviate the impact of such negative rental reversions.

Earnings per share were HK$0.82, also a decline of 29.3% (HK$1.16 for the same period in 1999).

The Group's investment property portfolio, as valued externally by independent professional valuers, increased by 13% to HK$28,433 million (1999: HK$25,173 million). The revaluation has resulted in a surplus as compared to book value of HK$3,253 million, which was accordingly credited to reserves. Shareholders' funds at the year end were HK$23,159 million, up 14.6% from HK$20,217 million in 1999. Net asset value per share rose 15.3% in 2000, from HK$19.50 to HK$22.48. Improved values reflect the generally improved property investment markets in which the Group operates.

DIVIDENDS

The Board recommends the payment of a final dividend of HK$0.31 per share, which together with the interim dividend of HK$0.11 per share, represents an aggregate distribution of HK$0.42 per share, an increase of 5 percent for the year. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative. Shareholders who elect for the scrip dividend will be allotted new ordinary shares of HK$5 par value each, credited as fully paid, subject further to the Listing Committee of The Stock Exchange of Hong Kong Limited agreeing to grant the listing of and permission to deal in the new shares to be issued by way of scrip dividend. A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Thursday, 10 May and elections will be required to be made on or before Wednesday, 30 May.

The share register will be closed from Friday, 4 May to Tuesday, 8 May, both dates inclusive. Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be despatched to shareholders on or about Tuesday, 5 June.

DIRECTORS AND STAFF

The Honourable Lee Quo-Wei, who has served as our Deputy Chairman and as Chairman of our Emoluments Review Committee for a considerable period after first joining the Board in 1979, has decided to step down as from the Annual General Meeting in May. The Board is greatly indebted to him for his invaluable guidance in attaining continuous growth for the Group.

We are very pleased to announce that Sir David Akers-Jones, who has been on our Board as a non-executive Director since 1989 and is now also Chairman of our Audit Committee, will become our non-executive Deputy Chairman as from 8 May.

After some twenty years with the Company, witnessing its listing on the Hong Kong Stock Exchange to being one of the leaders in our sector, I have decided that it is time for me to retire. The Board has accepted my resignation as Chairman and Director after the forthcoming Annual General Meeting. Peter T. C. Lee, Managing Director over the last two years, has been appointed Chairman in addition.

The success of Hysan Development is very much due to the efforts of the whole team. My thanks go to my dedicated colleagues for many years as well as the new generation of management and staff. Under Peter's leadership, I have every reason to believe that Hysan Group will continue to move forward into the millennium and add value to our shareholders.

THE WAY AHEAD

We clearly have the critical mass and strong market position in our core business to deliver attractive returns through active management. Our corporate strategy review exercise provides us with a framework against which targets can be set and progress monitored. We are not, understandably, immune to economic conditions outside our control. Careful risk management will thus be as important as ever. Our strategy therefore also embraces financial objectives, which are founded upon maintaining a strong and flexible balance sheet and an emphasis upon strong financial controls. Looking back on our solid foundation and looking forward with the considerable confidence we have in our future directions, I believe we are well placed to achieve our aim of delivering attractive returns without undue risk.

H. C. Lee
Chairman
Hong Kong, 20 March 2001

Chief Executive's Review



Adding value by active management: anticipating and responding to customers' ever changing needs for space and services today and in the future.

STRATEGIC FOCUS

As we enter the new millennium, we live through a period of considerable change. Active management is therefore the key to serving the requirements of our tenants not only today, but in the future. Hysan Development's investment portfolio in Hong Kong comprises of high quality office, retail and residential properties with a total gross floor area of 4.67 million square feet. We have the critical mass and strong market position to further strengthen the leadership position of our portfolio in the prime office/retail Causeway Bay area.

Having met the main challenge of optimising occupancy for the first half of the year, we have focused on reviewing our strategic direction over the past six months. We shall achieve our aim to maximize shareholder value by active management, with the following directions dominating our actions:

- to continually review the performance of individual properties and improve the quality and value of the portfolio by selective refurbishment and re-development
- to further grow our retail sector located in the retail hub of Causeway Bay
- to continually focus on the current and future needs of our commercial and residential customers who occupy our space and use our services
- to utilize our relationships and financial strength as a competitive advantage in pursuing investment opportunities
- to keep risk and return in balance
- to upgrade overall operational efficiency including facilities management, emphasizing good customer service

The defining features that will differentiate us and underpin future performance have been emerging. We have completed the reorganization of our leasing units into specialist office, retail, and residential teams to work the portfolio more actively. These are further described in the section under "Activities in the Year" below.

ACTIVITIES IN THE YEAR

Investment Properties

■ Office

Our office portfolio continued to strengthen during the review period, witnessing a strong increase in rentals. Supported by noticeably strong demand, the occupancy of our office portfolio was approximately 97%, and vacancy is likely to remain at a very low level in the absence of substantial new supply over the year ahead.

After successfully meeting the challenge of maximizing occupancy, we focused our resources during the second half of the year on research, on occupier surveys, and on understanding the factors affecting the changing needs of our business customers. We shall continue to focus on what occupiers need, not only today but in the future so as to build mutually beneficial relationships with major occupiers.

■ Retail

Our core retail portfolio, located in the retail hub of Causeway Bay, offers a variety of shopping experiences ranging from the Lee Theatre Plaza retail and leisure complex, to high-end brands at the Lee Gardens, and specialist niches like the children's concept at Caroline Centre.

A combination of improved consumer sentiment and increased tourist arrivals has offered scope for an active year for our retail team. Building on an effectively fully-let position, we began implementing our new initiatives, and fostering even closer relationships with our tenants and retailers in general to our mutual benefit.

We have stepped up our marketing activities, implemented environmental improvement works, and generally adopted a more proactive approach in managing the composition of our tenants. All these factors will enhance our retail assets by providing a more appealing shopping and leisure experience.

In moving forward, we are actively developing further specialist niches for our centres and strengthening the synergies between them.

■ Residential

The market for high-end residential premises, which the Group focuses on, has been healthy. The Group continually reviews its portfolio and implements steps to enhance its value. We are developing plans to carry out a major repair and refurbishment of the Group's Bamboo Grove residential apartments in the Mid-levels to further strengthen its position as a high quality family-friendly complex.

Development Properties

Singapore

The Group has minority interests in three residential projects in Singapore, which has shown recovery during the year under review. Construction for all three projects is in progress.

Pre-sales marketing for the Sanctuary Green (Phase I) and the Gardens at Bishan developments is progressing satisfactorily. The Group has a 10% interest in these projects.

The Group has a 25% interest in the Amaryllis Ville project and pre-sales are scheduled to commence in the near term.

Shanghai, The People's Republic of China

All units in Phase One of the Peace Garden residential project have been sold. Phase Two of the Project has been deferred, whilst we continue to monitor the market situation in Shanghai. The Group has a 45% interest in this project.

The Grand Gateway (Phase 1), in which the Group has a 17% interest, is establishing itself as one of the largest and most modern shopping malls in Puxi. The commercial/ residential development is in a prime location in the southwest commercial center, above Shanghai's largest subway station (Xujiahui).

PEOPLE

Alongside our strategic priorities, we recognize that people are our vital asset. We aim to employ and motivate the best, while encouraging a culture of service and success. We have introduced a performance management programme to provide a framework for setting clear targets and managing the team. Further information on our employment policy is set out in the section headed "Staff" in the Directors' Report. I would like to take this opportunity to thank all staff for their hard work and dedication during this year of progress in our new direction.

THE FUTURE

Undoubtedly Year 2000 has been a year of progress and our active management initiatives have been emerging. We have very clear plans in moving forward and I am confident that we can build on this year's achievements to deliver attractive future returns.

Peter T. C. Lee
Managing Director
Hong Kong, 20 March 2001

Financial Review

RESULTS

The Group's turnover in 2000 was HK$1,480 million. This represented a decrease of HK$816 million (35.5%) from the previous year and was mainly caused by the non-recurring income from property sales of HK$647 million in 1999 versus minimal property sales in 2000, and rental income from the Group's investment properties dropping by 10.2% because of continuing negative rental reversions. These negative effects, however, were reduced by gains on disposal of long-term investment in marketable securities and lower operating and financing expenses. The Group's profit after tax in 2000 was HK$850 million, a decrease of HK$354 million or 29.4% from the previous year, and earnings per share correspondingly decreased from HK$1.16 to HK$0.82.


Performance Analysis
HK$ (million)
2,500
2,000
1,500
1,000
500
0
-500
-1,000
159.6
482.6
1,643.8
(834.0)
293.8
1,475.9
(772.3)
1999
2000
Operating and financing expenses
Gain on sale of long-term investment in marketable securities
Gain on property sales
Rental income

ASSET VALUES

The Group's investment properties were valued independently by professional valuers at year end. Due to the resurgent commercial property market in Hong Kong, a revaluation surplus of HK$3,253 million was accordingly taken to reserves.

With the Group's focus on Hong Kong commercial properties and the positive revaluation, the Group's shareholders fund rose 14.6% year-on-year from HK$20,217 million to HK$23,159 million and net asset value per share increased from HK$19.50 to HK$22.48.


Asset Values
Asset Values HK$ (billion)
Net asset value per share (HK$)
70
60
50
40
30
20
10
0
40
30
20
10
0
35.97
33.17
17.92
19.50
22.48
37.54
47.94
28.07
28.30
30.78
1996
1997
1998
1999
2000
Marketable Securities
Hong Kong Properties
Overseas Properties
Net Asset Value per share

DEBT AND MATURITY PROFILE

Total debt outstanding as at 31 December 2000 was HK$5,106 million (excluding amount due to minority shareholders and advances from investees), which represented a reduction of HK$907 million from the previous year end. The decrease was attributed to cash flow from rental income and proceeds from sale of marketable securities. Net debt (gross borrowings less cash, cash equivalent and marketable securities at year-end market value aggregating HK$1,676 million) amounted to HK$3,430 million.

Gross and net debt


HK$ (million)
Cash, Cash Equivalents and securities at market value
Net debt
10,000
8,000
6,000
4,000
2,000
0
4,626
9,835
7,224
6,013
5,106
1996
1997
1998
1999
2000

All of the Group's outstanding debt are denominated in Hong Kong dollars, unsecured and on a committed basis.

The maturity profile of the Group's gross debt at 31 December 2000 was as follows:

	2000 HK$ (Million)	1999 HK$ (Million)
Repayable within a period		
– Not exceeding 1 year	**816**	1,953
– Between 1 to 2 years	**2,150**	1,510
– Between 2 to 5 years	**2,140**	2,550
	5,106	6,013

The Group sourced its debt facilities from diversified sources to maintain a balance between cost and risk.

Sources of debt facilities


Bank bilateral loans
33%
Capital market issuances
47%
20%
Syndicated and Club loans

The Group also has strong recurring cash flow and sufficient stand-by financing facilities to meet maturing borrowings and to facilitate a swift response to potentially attractive investment opportunities.

INTEREST COVER AND GEARING

Principally as a result of debt reduction in 1998-2000 and improved investment property value, the Group's net debt as a percentage of shareholder equity on 31 December 2000 improved from 16.5% to14.8% year-on-year. Net interest expenses coverage was a healthy 3.6 times (1999: 4.2 times).

FINANCIAL RISK AND MANAGEMENT

The Group's financial risk management strategies include accessing diversified funding sources, extending the tenor of facilities, spreading out the maturity dates, as well as using interest rate swaps and other instruments to manage interest rate risks and to reduce exposure to volatility in interest rates. As of 31 December 2000, 46% of the Group's borrowings were at fixed interest rates.

The Group's foreign exchange exposure is minimal. All debt outstanding are Hong Kong dollars denominated, and investment in overseas projects total the equivalent of HK$687 million or 3.0% of the Group's shareholder equity.

CREDIT RATING

During 2000, the Group maintained its credit rating of BBB+ from Standard & Poor's Rating Agency. The agency recently changed the Group's outlook from negative to stable because of the improved Hong Kong property market and the Group's strong financial position.

CAPITAL EXPENDITURES

The Group incurred capital expenditures totaling HK$75 million in 2000, of which HK$46 million was for developing The Grand Gateway project, HK$27 million for completing construction payments for The Lee Gardens, and HK$2 million for one of the Singapore residential property development projects.

CONTINGENT LIABILITIES

The Group has provided guarantees for banking facilities granted to associated companies and investee companies. For 2000, the guarantees and counter guarantees were to cover the Group's obligations in respect of the three Singapore development projects. As of 31 December 2000, the Group's share of guarantees and counter guarantees amounted to approximately HK$153 million (1999: HK$159 million) and HK$84 million (1999: HK$191 million) respectively.

Directors, Officers and Advisers

BOARD OF DIRECTORS

Hon Chiu LEE, D.B.A. (Hon), LL.D. (Hon), G.B.S., J.P.
Chairman

Hon Chiu Lee has served the Company as Managing Director since 1981. He became Chairman and Managing Director in 1988 and Chairman in 1999. He is a non-executive director of Cathay Pacific Airways Limited, China Unicom Limited, Hang Seng Bank Limited, The Hong Kong and China Gas Company Limited, and a director of a number of other Hong Kong companies. Also a director of Lee Hysan Estate Company, Limited. He is chairman of the Council of The Chinese University of Hong Kong. Received a Bachelor of Science Degree in Electrical Engineering from Massachusetts Institute of Technology and a Master of Science Degree in Electronics from Stanford University. He is aged 72.

The Honourable LEE Quo-Wei, G.B.M., J.P.
Non-Executive Deputy Chairman

Honorary Chairman of Hang Seng Bank Limited. He is also a non-executive director of Miramar Hotel and Investment Company Limited, New World Development Company Limited, Shaw Brothers (Hong Kong) Limited and Shanghai Industrial Holdings Limited. Life Member of the Council of The Chinese University of Hong Kong. Appointed a Director and Deputy Chairman of the Company in 1979 and 1983 respectively and is aged 82.

Peter Ting Chang LEE, J.P.
Managing Director

Peter T. C. Lee first joined the Board in 1988 and was appointed Managing Director in 1999. A non-executive director of South China Morning Post (Holdings) Limited, United Chinese Bank Limited, Western Harbour Tunnel Company Limited and a director of a number of other companies. Received a Bachelor of Science Degree in Civil Engineering from the University of Manchester, he also qualified as a Solicitor of the Supreme Court of England and Wales. Also a director of Lee Hysan Estate Company, Limited. He is aged 47.

Pauline Wah Ling YU WONG
Director, Property

Responsible for the Group's property portfolio. Having obtained a Bachelor of Arts Degree from The University of Hong Kong, she qualified as a Fellow Member of the Chartered Institute of Housing. Joined the Company in 1981 and has over twenty-six years of experience in the property field. She was appointed a Director in 1991 and is aged 52.

Michael Chi Kung MOY
Chief Financial Officer and Director

Responsible for Group finance. Received a BSE in Aeronautical Engineering from Princeton University, a Master Degree in Aeronautical Engineering from the University of Washington, and MBA with Distinction from The Wharton School of the University of Pennsylvania. Before joining the Company in 1999, he was a management consultant with Mckinsey & Company, and head of Asia for an international direct investment firm. He became Chief Financial Officer and Director in 1999 and is aged 44.

Sir David AKERS-JONES, K.B.E., C.M.G., J.P.
Independent Non-Executive Director

Chairman of AXA China Region Limited and Global Asset Management (HK) Limited. Vice chairman of CNT Group Limited and a non-executive director of various other companies. He is also a chairman and member of various voluntary organisations. Received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. Appointed a Director in 1989 and is aged 73.

Dr. Victor Kwok King FUNG
Independent Non-Executive Director

Chairman of the Li & Fung Group, Prudential Asia Investments Ltd. and the Hong Kong Airport Authority, a non-executive director of Pacific Century Cyberworks Limited, Kerry Properties Ltd., Orient Overseas (International) Ltd., DBS Kwong On Bank, Ltd. and Sun Hung Kai Properties Limited and a director of a number of other companies. From 1991 to September 2000, Dr. Fung was Chairman of the

Hong Kong Trade Development Council. He holds a Bachelor and a Master Degree in Electrical Engineering from the Massachusetts Institute of Technology, a Doctorate in Business Economics from Harvard University. Appointed a Director in 1998 and is aged 55.

Fa-kuang HU, C.B.E., J.P.
Non-Executive Director
Chairman of Ryoden Development Limited and its group companies. Also a director of The Cross-Harbour (Holdings) Limited, i-CABLE Communications Limited and the PRC-listed Shanghai Jin Jiang Tower Co., Ltd. Holds a Bachelor of Science Degree from Shanghai Jiao Tong University. Appointed a Director in 1979 and is aged 77.

Hans Michael JEBSEN
Non-Executive Director
Chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. Appointed a Director in 1994 and is aged 44.

Per JORGENSEN
Independent Non-Executive Director
A director of A.P. Moller, Denmark and a number of A.P. Moller-Maersk companies in Asia, Africa and Europe; also a non-executive Chairman of Lee Gardens International Holdings Limited. Appointed a Director in 1981 and is aged 65.

Anthony Hsien Pin LEE
Non-Executive Director
A director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television programmes and feature films. Received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. Also a director of Lee Hysan Estate Company, Limited. Appointed a Director in 1994 and is aged 43.

Chien LEE
Non-Executive Director
A director of Scottish and Eastern Investments Limited, Lee Gardens International Holdings Limited and a number of other companies. Non-executive director of Swire Pacific Limited. Also a director of Lee Hysan Estate Company, Limited. Received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Appointed a Director in 1988 and is aged 47.

Michael Tze Hau LEE
Non-Executive Director
Managing Director of Asia Strategic Investment Management Limited, he has extensive experience in equity investments in the Asia-Pacific region and is a registered investment advisor in Hong Kong. Non-executive director of Tai Ping Carpets International Limited. Also a director of Lee Hysan Estate Company, Limited. Received his Bachelor of Arts Degree from Bowdoin College and a Master of Business Administration Degree from Boston University. Appointed a Director in 1990 and is aged 39.

Dr. Deanna Ruth Tak Yung RUDGARD
Non-Executive Director
Received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. Also a director of Lee Hysan Estate Company, Limited. Appointed a Director in 1993 and is aged 61.

Dr. Geoffrey Meou-tsen YEH, S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst. D.
Non-Executive Director
Chairman of Hsin Chong Construction Group Ltd. Holds a Bachelor of Science Degree from University of Illinois and a Master of Science Degree from Harvard University. Appointed a Director in 1979 and is aged 69.

SECRETARY

Wendy Wen Yee YUNG

Graduated from Oxford University with a Master of Arts Degree and is a solicitor of the High Court of the Hong Kong SAR. Prior to joining the Company in 1999, she was a partner of an international law firm in Hong Kong. She is aged 39.

SENIOR MANAGEMENT

Mark Sun Wa CHIM

General Manager, Office Leasing

Responsible for the Group's office leasing activities. Before joining the Company in 1999, he was National Director, Commercial Department, of an international real estate consultancy firm with over thirteen years' experience in leasing. Graduated from The Hong Kong Polytechnic University in Building Technology and Management. He is aged 37.

Ben Sau Shun LUI

Head of Project and Technical Services

Responsible for the Group's project and technical services. A Chartered Civil and Structural Engineer, he holds a Master of Science Degree in Project Management and a Bachelor of Science Degree in Civil Engineering, both from the University of Hong Kong. Before joining the Company in 2000, he has served senior project management positions in other major listed companies. Aged 42.

Lora Wing Sze LUKE

General Manager, Retail Leasing

Responsible for the Group's retail leasing activities. Prior to joining the Company in 2000, she was senior leasing manager of a major listed property investment company. She holds a M.B.A. degree from University of Reading in Real Estate and Construction. Aged 40.

Connie Kit Mei PANG

Head of Corporate Planning

Responsible for the Group's corporate planning activities. She holds M.B.A. and M.A. degrees from the Columbia University of New York and a Bachelor degree in Management and Economics from the University of Hong Kong. Prior to joining the Group in 2000, she was a principal with an international management consulting firm. Aged 37.

ADVISERS

Auditors

Deloitte Touche Tohmatsu

Principal Bankers

The Hongkong & Shanghai Banking Corporation Limited
Hang Seng Bank Limited

Registered Office

49th Floor, Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

Share Registrars and Transfer Office

Standard Registrars Limited
5th Floor
Wing On Centre
111 Connaught Road Central
Hong Kong

Further information about the Group can be found at our Internet website: "www.hysan.com.hk"

Notes

Directors' Report and Accounts 2000

Directors' Report

The Directors submit their report together with the audited financial statements for the year ended 31 December 2000, which were approved by the Board on 20 March 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Group continued throughout 2000 to be property development and investment and investment holding. Details of the Group's associates and subsidiaries at 31 December 2000 are set out in notes 15 and 37 respectively to the financial statements.

An analysis of Group turnover and contribution to the Group's operating profit of each principal activity is set out in note 3 to the financial statements. Detailed review of the development of the business of the Group during the year, and likely future developments, are set out in the Chairman's Statement on pages 4 to 6, the Chief Executive's Review on pages 7 to 9 and the Financial Review on pages 10 to 12.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2000 are set out in the consolidated income statement on page 26.

An interim dividend of HK$0.11 per share amounting to HK$113,686,270 was paid to shareholders during the year.

Your Board recommends the payment of a final dividend of HK$0.31 per share with a scrip alternative to the shareholders on the register of members on 8 May 2001, absorbing HK$319,377,904. The ordinary dividends paid and proposed in respect of the full year 2000 will absorb HK$433,064,174, the balance of the profit will be retained.

RESERVES

Movements during the year in the reserves of the Group and the Company are set out in notes 29 and 30 to the financial statements.

INVESTMENT PROPERTIES

All of the Group's investment properties were revalued by an independent valuer at 31 December 2000. The revaluation resulted in a surplus as compared to book value amounting to HK$3,253 million, which has been credited directly to the investment property revaluation reserve.

Details of movements during the year in the investment properties of the Group and the Company are set out in note 13 to the financial statements.

MAJOR PROPERTIES

Details of the major properties of the Group at 31 December 2000 are set out on pages 63 and 64 of the annual report.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 12 to the financial statements.

SHARE CAPITAL AND CONVERTIBLE BONDS

The Company was authorised at the Annual General Meeting held in 2000 to purchase its own ordinary shares not exceeding 10% of the aggregate nominal amount of its issued share capital at that time. The Company periodically repurchases its ordinary shares when they are significantly undervalued, in order to enhance shareholder value. During the financial year, the Company repurchased an aggregate of 10,207,000 ordinary shares at the total consideration of HK$90,887,630 on The Stock Exchange of Hong Kong Limited.

In addition, on 1 June 2000, a wholly-owned subsidiary of the Company redeemed US$117.98 million in nominal value of the 6.75% convertible bonds due 2000 ("2000 Bonds") in accordance with its terms of issue. Such bonds, guaranteed by the Company, were listed on the Luxembourg Stock Exchange. Such issuer also repurchased US$320,000 in nominal value of the 2000 Bonds at an aggregate consideration of US$319,200 during the year.

Save as disclosed above, neither the Company nor its subsidiaries repurchased, sold or redeemed any of the Company's listed securities during the year.

Details of movements during the year in the share capital of the Company are set out in note 27 to the financial statements. Except as disclosed in note 28 to the financial statements, there were no other warrants, options or convertible securities issued by the Company or its subsidiaries during the year.

CORPORATE GOVERNANCE

The Company is committed to high standard of corporate governance. This section describes how the principles of corporate governance are applied to the Company and the Company's compliance with the Code of Best Practice (the "Code of Best Practice") as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited.

Statement of Compliance with the Code of Best Practice

The Company has complied throughout the review period with the Code of Best Practice.

The workings of the Board and its Committees

■ **The Board**

The Board currently comprises H. C. Lee, Chairman, Peter T. C. Lee, Managing Director, Pauline W. L. Yu Wong, Director, Property and Michael C. K. Moy, Chief Financial Officer and Director, and eleven non-executive Directors. The biographies of the Directors appear on pages 13 and 14. These demonstrate a range of experience and calibre to bring valuable judgment on issues of strategy, performance, and resources which are vital to the success of the Group.

The Board meets at least quarterly, reviewing trading performance, ensuring adequate funding and monitoring strategy. To enable the Board to discharge its duties, all Directors receive appropriate and timely information.

CORPORATE GOVERNANCE (continued)

In accordance with the Company's articles of association, the three Directors who have been longest in office as at each Annual General Meeting will retire from office. This applies to all Directors, including non-executive Directors. In accordance therewith, Pauline W. L. Yu Wong, F. K. Hu and Geoffrey M. T. Yeh will retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. During the year, Ulrik Brandt, Claus Michael Valentin Hemmingsen, Raymond L. M. Hu, Markus Friedrich Jebsen and V-nee Yeh served as alternate Directors.

The following committees deal with the specific aspects of the Group's affairs.

■ Audit Committee

The Audit Committee which is chaired by Sir David Akers-Jones, its other current members being Per Jorgensen and Chien Lee, meets not less than twice per annum. The Committee provides a forum of reporting by the Group's external auditors. Meetings are also attended, by invitation, by the Managing Director and the Chief Financial Officer.

The Audit Committee is responsible for reviewing a wide range of matters including the half-year and annual accounts before their submission to the Board, monitoring the controls which are in force to ensure the integrity of information reported to the shareholders, and overseeing compliance generally.

■ Emoluments Review Committee

The Group's Emoluments Review Committee comprises three non-executive Directors and is chaired by The Honourable Lee Quo-Wei. Its other members are F. K. Hu and Geoffrey M. T. Yeh. It reviews the remuneration of the executive Directors, within agreed terms of reference.

Further details on the remuneration, service contracts of Directors are listed in the section headed "Directors' remuneration and interests" below.

■ Investment Committee

The Group's Investment Committee comprises the Managing Director, Victor K. K. Fung, H. M. Jebsen, Michael T. H. Lee, with Anthony H. P. Lee as the Chairman. The five Directors, demonstrating a range of valuable experience and background, meet as necessary to advise and make recommendations on the investment strategies of the Group within agreed terms of reference.

Directors' remuneration and interests

■ Emoluments

Details on Directors' emoluments are set out in note 5 to the financial statements.

■ Service Contracts

No Director has a service contract that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

CORPORATE GOVERNANCE (continued)

■ Directors' Interests in Shares

As at 31 December 2000, the interests of the Directors and Alternate Directors in the ordinary shares of the Company, as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:

	No. of shares held				
Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
H. C. Lee	3,211,705	–	–	–	3,211,705
Lee Quo-Wei	1,540,298	1,843,878	3,993 (Note 1)	1,376,314 (Note 2)	4,764,483
Peter T. C. Lee	2,000,000	–	3,843,030 (Note 3)	–	5,843,030
F. K. Hu	–	–	255,012 (Note 4)	–	255,012
H. M. Jebsen	60,000	–	2,432,914 (Note 3)	–	2,492,914
Per Jorgensen	6,678	–	–	–	6,678
Chien Lee	970,000	–	3,843,030 (Note 3)	3,750,000 (Note 5)	8,563,030
Michael T. H. Lee	1,023,233	–	–	–	1,023,233
Deanna R. T. Y. Rudgard	1,871,600	–	–	–	1,871,600
Pauline W. L. Yu Wong	304,000	–	–	–	304,000
Geoffrey M. T. Yeh	–	–	1,000 (Note 3)	–	1,000
V-nee Yeh (alternate to Geoffrey M. T. Yeh)	41,355	–	80,852 (Note 3)	–	122,207

Notes:

1. The Honourable Lee Quo-Wei and Mrs. Lee were together entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all those shares described above as his corporate interests.

2. 809,546 ordinary shares were held by a charitable foundation which was exempted from tax under Section 88 of the Inland Revenue Ordinance and of which The Honourable Lee Quo-Wei and Mrs. Lee were members of its Board of Trustees. 566,768 ordinary shares were held by two trusts of which Mrs. Lee was one of the two trustees. Neither The Honourable Lee Quo-Wei nor Mrs. Lee was a beneficiary of the shareholdings as referred to in this note.

3. Such shares were held through corporations in which the respective Directors were members entitled to exercise one-third or more of the voting power at general meetings.

4. Such shares were held by another corporation which is wholly-owned by Mr. F. K. Hu and he thus beneficially held all those shares.

5. Such shares were held through discretionary trusts of which Mr. Chien Lee was a beneficiary.

CORPORATE GOVERNANCE (continued)

As at 31 December 2000, certain Directors had personal interests in options to subscribe for ordinary shares in the Company granted under the Company's Executive Share Option Scheme, details of which are set out below under "Executive Share Options" (also see note 28 to the financial statements).

Apart from the above, as at 31 December 2000, there were no other interest or right recorded in the register required to be kept under Section 29 of the SDI Ordinance.

Executive Share Options

On 28 April 1995, an Executive Share Option Scheme (the "Scheme") was approved by the shareholders under which the Directors may, at their discretion, offer any employee (including any Director) of the Company or of any of its wholly-owned subsidiary options to subscribe for ordinary shares in the Company subject to the terms and conditions stipulated in the Scheme.

The following executive share options granted by the Company to Directors to subscribe for ordinary shares of the Company, were outstanding and not yet exercised:

Name	Date of Grant	Exercise price per share (HK$)	Exercise period	Number of options as at 1.1.2000	Number of options granted during the year	Number of options as at 31.12.2000
Directors						
H. C. Lee	3 May 1995	13.46	3 May 1997 to 2 May 2005	1,125,000	–	1,125,000
Peter T. C. Lee	7 January 1999	9.22	7 January 2001 to 6 January 2009	1,350,000	–	1,350,000
Pauline W. L. Yu Wong	3 May 1995	13.46	3 May 1997 to 2 May 2005	900,000	–	900,000
Michael C. K. Moy	23 December 1999	7.54	23 December 2001 to 22 December 2009	1,200,000	–	1,200,000

The consideration paid on each grant of option was HK$1.00.

Apart from the Scheme (also see note 28 to the financial statements), at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in or debenture of the Company or any other body corporate.

Directors' interests in contracts of significance

Except as stated in note 36 to the financial statements, no contract of significance to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

CORPORATE GOVERNANCE (continued)

■ Disclosure of Directors' interests in competing business under the Listing Rules

The Group is engaged principally in the development, ownership and management of high quality investment properties in Hong Kong. The following Directors are considered to have interests in other activities ("Deemed Competing Business") that compete or are likely to compete with the said core business of the Group, all within the meaning of the Listing Rules.

For reasons stated below, and coupled with the diligence of the Group's Independent non-executive Directors and the Audit Committee, the Group is capable of carrying on its business independent of and at arm's length from the Deemed Competing Business.

(i) H. C. Lee, Peter T. C. Lee, Anthony H. P. Lee, Chien Lee, Michael T. H. Lee and Deanna R. T. Y. Rudgard are members of the founding family whose range of general investment activities include property investments in Hong Kong and overseas. In the light of the size and dominance of the portfolio of the Group, such disclosed Deemed Competing Business is considered immaterial.

(ii) (a) The Honourable Lee Quo-Wei is the Chairman of Wideland Investors Limited which through its subsidiaries holds investment properties for rental purpose. He is also a non-executive director of Miramar Hotel and Investment Co. Ltd. and one of its principal businesses in Hong Kong is that of owning and managing investment properties.

(b) F. K. Hu (and his alternate, Raymond L. M. Hu) are substantial shareholders and directors of Ryoden (Holdings) Limited, Ryoden Development Limited, Designcase Limited and their respective subsidiaries and associated companies, which are engaged in property investment, development, property agency and management, project management in both the PRC and Hong Kong.

(c) Geoffrey M. T. Yeh (and his alternate, V-nee Yeh) are substantial shareholders and directors of Hsin Chong Construction Group Limited. He is also a substantial shareholder of the ultimate holding company of (and his alternate, V-nee Yeh, is a director of) Hsin Chong Holdings (H.K.) Limited. Certain subsidiaries and related companies of the afore-mentioned companies are engaged in property leasing, marketing, investment and development businesses both in Hong Kong and overseas.

The Company's management team is separate and independent from that of the companies listed above. In addition, the afore-mentioned Directors have a non-executive role and are not involved in the Company's day-to-day operations and management.

SUBSTANTIAL SHAREHOLDERS

The register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance shows that as at 31 December 2000, the Company has been notified of the following interests, being ten per cent (10%) or more of the Company's issued share capital:

	No. of shares
Lee Hysan Estate Company, Limited and certain of its subsidiaries	429,046,912

These interests are in addition to those disclosed above in respect of the Directors.

STAFF

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. Total number of employees as at 31 December 2000 was 482. Our remuneration policy has been designed with the view to give employees incentives to perform while aligning any performance awards with returns to shareholders. In addition to cash incentives, the total remuneration package includes staff housing loan, medical insurance and retirement benefits. The Company also operates an Executive Share Option Scheme. Details of the scheme are set out in note 28 to the financial statements. Individual performance is regularly appraised pursuant to our performance management programme. The Group recognises the importance of people development. It trains and develops its staff to help them perform in the most productive way to achieve our business objectives.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate turnover attributable to the Group's five largest customers was less than 30% of total turnover.

The aggregate purchases attributable to the Group's five largest suppliers was less than 30% of total purchases.

DONATIONS

During the year, the Group made donations totalling HK$1,703,900 for charitable and other purposes.

AGM NOTICE

Accompanying this report is the Notice of the Annual General Meeting setting out the full texts of the resolutions for the meeting and explanatory notes thereon.

AUDITORS

A resolution will be submitted to the Annual General Meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

By order of the Board
H. C. Lee
Chairman

Hong Kong, 20 March 2001

Auditors' Report

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE SHAREHOLDERS OF HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 26 to 61 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurances as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of the affairs of the Company and the Group as at 31 December 2000 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 20 March 2001

Consolidated Income Statement

For the year ended 31 December 2000

	NOTES	2000 HK$'000	1999 HK$'000
Turnover	3	1,480,246	2,295,717
Property expenses		(238,906)	(242,227)
Cost of property sales		(50)	(164,923)
Gross profit		1,241,290	1,888,567
Gain on disposal of investments in securities		293,842	165,911
Other revenue		29,354	11,132
Administrative expenses		(89,969)	(70,680)
Profit from operations	4	1,474,517	1,994,930
Finance costs	7	(449,020)	(526,819)
Impairment loss reversed (recognised) in respect of interests in associates		3,419	(98,418)
Share of results of associates		4,210	(4,284)
Profit before taxation		1,033,126	1,365,409
Taxation	8	(117,210)	(86,795)
Profit after taxation		915,916	1,278,614
Minority interests		(65,743)	(74,656)
Net profit for the year	9 & 29	850,173	1,203,958
Dividends	10	433,064	412,795
Earnings per share	11		
Basic		HK$0.82	HK$1.16
Diluted		HK$0.82	HK$1.16

Consolidated Balance Sheet

At 31 December 2000

	NOTES	2000 HK$'000	1999 HK$'000
Non-current assets			
Property, plant and equipment	12	**56,632**	56,443
Investment properties	13	**28,432,700**	25,173,000
Interests in associates	15	**51,384**	66,467
Investments in securities	16	**2,297,335**	2,468,742
Staff housing loans, secured	17	**28,898**	43,151
		30,866,949	27,807,803
Current assets			
Cash and bank balances		**3,421**	2,814
Time deposits		**48,134**	275,026
Investments in securities	16	**–**	591,250
Accounts receivable	18	**7,952**	14,968
Staff housing loans, secured – due within one year	17	**2,583**	14,132
Prepayments and deposits		**19,900**	15,766
Taxation recoverable		**–**	15,887
		81,990	929,843
Current liabilities			
Long term bank loans – due within one year	24	**815,500**	1,030,000
Convertible bonds	25	**–**	921,108
Creditors and accruals	19	**85,907**	115,464
Construction costs payable		**302**	30,468
Rental deposits from tenants		**268,584**	269,435
Taxation payable		**59,137**	36,227
Unclaimed dividends		**2,282**	3,275
Proposed dividends		**319,378**	309,170
		1,551,090	2,715,147
Net current liabilities		**(1,469,100)**	(1,785,304)
Total assets less current liabilities carried forward		**29,397,849**	26,022,499

	NOTES	2000 HK$'000	1999 HK$'000
Total assets less current liabilities brought forward		29,397,849	26,022,499
Non-current liabilities			
Advances from investees	20	59,482	51,316
Amounts due to minority shareholders	21	292,765	292,765
Long term loan	23	263,754	263,754
Long term bank loans – due after one year	24	1,890,000	1,660,000
Floating rate notes	26	2,393,739	2,390,884
		4,899,740	4,658,719
NET ASSETS		24,498,109	21,363,780
CAPITAL AND RESERVES			
Share capital	27	5,151,256	5,183,810
Accumulated profits	29	3,436,247	3,110,025
Other reserves	30	14,571,543	11,923,487
		23,159,046	20,217,322
MINORITY INTERESTS		1,339,063	1,146,458
		24,498,109	21,363,780

The financial statements on pages 26 to 61 were approved by the Board of Directors on 20 March 2001 and are signed on its behalf by:

HON CHIU LEE
Director

DAVID AKERS-JONES
Director

Balance Sheet

At 31 December 2000

	NOTES	2000 HK$'000	1999 HK$'000
Non-current assets			
Property, plant and equipment	12	8,430	10,362
Investment properties	13	3,740,000	3,250,000
Investments in subsidiaries	14	12,395,625	12,150,605
Interests in associates	15	3	3
Investments in securities	16	2,831	2,831
Staff housing loans, secured	17	28,898	43,151
		16,175,787	15,456,952
Current assets			
Cash and bank balances		3,277	783
Time deposits		20,832	258,774
Accounts receivable	18	3,656	2,969
Staff housing loans, secured – due within one year	17	2,583	14,132
Prepayments and deposits		13,894	8,616
Dividends receivable		107,010	135,450
		151,252	420,724
Current liabilities			
Loan from a subsidiary – due within one year	22	–	921,108
Long term bank loans – due within one year	24	815,500	900,000
Creditors and accruals	19	37,734	46,246
Rental deposits from tenants		24,817	21,356
Amounts due to subsidiaries		69,733	492,246
Taxation payable		6,322	9,690
Unclaimed dividends		2,282	3,275
Proposed dividends		319,378	309,170
		1,275,766	2,703,091
Net current liabilities		(1,124,514)	(2,282,367)
Total assets less current liabilities carried forward		15,051,273	13,174,585

	NOTES	2000 HK$'000	1999 HK$'000
Total assets less current liabilities brought forward		15,051,273	13,174,585
Non-current liabilities			
Long term bank loans – due after one year	24	1,890,000	400,000
NET ASSETS		13,161,273	12,774,585
CAPITAL AND RESERVES			
Share capital	27	5,151,256	5,183,810
Accumulated profits	29	4,077,068	4,211,773
Other reserves	30	3,932,949	3,379,002
		13,161,273	12,774,585

The financial statements on pages 26 to 61 were approved by the Board of Directors on 20 March 2001 and are signed on its behalf by:

HON CHIU LEE
Director

DAVID AKERS-JONES
Director

Consolidated Statement of Recognised Gains and Losses

For the year ended 31 December 2000

	2000 HK$'000	1999 HK$'000
Gain recognised on revaluation of land and buildings	**2,833**	6,119
Gain (loss) recognised on revaluation of investment properties	**3,063,851**	(108,174)
(Loss) gain recognised on revaluation of investments in other securities	**(190,050)**	1,511,860
Net gains not recognised in the income statement	**2,876,634**	1,409,805
Net profit for the year	**850,173**	1,203,958
Total recognised gains	**3,726,807**	2,613,763

Consolidated Cash Flow Statement

For the year ended 31 December 2000

	NOTE	2000 HK$'000	1999 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	31	1,166,988	1,298,645
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		17,389	8,032
Interest paid		(452,121)	(473,067)
Dividends received from investments in securities		7,040	1,862
Dividends received from associates		125	782
Dividends paid		(391,179)	(322,415)
Dividends paid to minority shareholders of subsidiaries		(62,671)	(74,444)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(881,417)	(859,250)
TAXATION			
Hong Kong Profits Tax paid		(78,413)	(62,994)
Hong Kong Profits Tax rebate		–	15,904
NET CASH OUTFLOW FROM TAXATION		(78,413)	(47,090)
INVESTING ACTIVITIES			
Additions to investment properties		(9,955)	(1,530)
Additions to property, plant and equipment		(3,570)	(869)
Net proceeds received on property sales		400	640,872
Net proceeds received on disposal of property, plant and equipment		23	3
Refund of cost of investment properties		110	145
Repayments from associates		22,971	71,752
Refund of investment cost on liquidation of associates		–	475
Net proceeds received on disposal of investments in other securities		591,170	559,897
Advances to investees		(18,643)	(143,439)
Development expenditure paid for investment properties completed in previous years		(26,937)	(51,067)
NET CASH INFLOW FROM INVESTING ACTIVITIES		555,569	1,076,239
NET CASH INFLOW BEFORE FINANCING ACTIVITIES CARRIED FORWARD		762,727	1,468,544

	NOTE	2000 HK$'000	1999 HK$'000
NET CASH INFLOW BEFORE FINANCING ACTIVITIES BROUGHT FORWARD		762,727	1,468,544
FINANCING	32		
Proceeds on issue of shares		–	91
Share issue expenses		(14)	(32)
Repurchase of own shares		(90,887)	–
Net proceeds on issue of floating rate notes		–	394,790
New unsecured bank loans		2,305,500	50,000
Repayment of unsecured bank loans		(2,290,000)	(1,466,000)
Repurchase of convertible bonds		(923,374)	(200,893)
Advances from investees		9,763	11,552
NET CASH OUTFLOW FROM FINANCING		(989,012)	(1,210,492)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(226,285)	258,052
CASH AND CASH EQUIVALENTS AT 1 JANUARY		277,840	19,788
CASH AND CASH EQUIVALENTS AT 31 DECEMBER		51,555	277,840
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		3,421	2,814
Time deposits		48,134	275,026
		51,555	277,840

1. GENERAL

The Company is a public listed limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activities of the Group are property development and investment and investment holding.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary and is eliminated against reserves immediately on acquisition. Negative goodwill, which represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary over the purchase consideration is credited to reserves.

Any premium or discount arising on the acquisition of interests in associates, representing the excess or shortfall respectively of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets of the associate at the date of acquisition, is dealt with in the same manner as that described above for goodwill.

On disposal of an investment in a subsidiary or an associate, the attributable amount of goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

Investments in subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost, as reduced by any impairment loss of the subsidiaries that is other than temporary. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable during the year.

Interests in associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions of the investee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interests in associates (continued)

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. The carrying amount of such interests is reduced to recognise any impairment loss, that is other than temporary, in the value of individual investment.

Where a group enterprise transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except when unrealised losses provide evidence of an impairment of the asset transferred.

Interests in associates are included in the Company's balance sheet at cost, as reduced by any impairment loss of the associate that is other than temporary. The results of associates are accounted for by the Company on the basis of dividends received or receivable during the year.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

All securities are measured at fair value at subsequent reporting dates.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the year. For other securities, unrealised gains and losses are dealt with in investment revaluation reserve, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in net profit or loss for the year.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at each balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to the property disposed of is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the asset has been put into operation, such as repairs and maintenance and overhaul costs, is charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

Land and buildings are stated in the balance sheet at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation . Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any surplus arising on revaluation of land and buildings is credited to the asset revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case this surplus is credited to the income statement to the extent of the deficit previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the asset revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to accumulated profits.

Depreciation is provided to write off the cost or valuation of property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:

Leasehold land	Over the remaining term of the lease
Buildings	Over the shorter of the term of the lease, or 40 years
Furniture, fixtures and equipment	20%
Computers	20%
Motor vehicles	25%

Convertible bonds and floating rate notes issue expenses

Expenses incurred directly in connection with the issue of Convertible Bonds and Floating Rate Notes are deferred and amortised on a straight line basis over the terms of the Bonds and the Notes respectively.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange ruling on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in such currencies are re-translated at the rates ruling on the balance sheet date, with the exception of those items covered under forward exchange contracts, which are re-translated at the contracted settlement rate. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation the financial statements of associates which are denominated in currencies other than Hong Kong dollar are translated at the rates ruling on the balance sheet date. Exchange differences arising, if any, are classified as equity and are recognised as income or as expenses in the period in which the interests in associates are disposed of.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

Operating leases

Rentals receivable and payable under operating leases are credited and charged respectively to the income statement on a straight line basis over the relevant lease term.

Retirement benefits scheme

Retirement benefit contributions are charged to the income statement as incurred.

Cash equivalents

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired less advances from banks repayable within three months from the date of the advance.

Recognition of income

Rental income is recognised on a straight line basis over the relevant lease term.

Income from property sales is recognised on the execution of a binding sales agreement.

Income from disposals of investments in securities is recognised on a trade date basis.

Management fee income and security service income are recognised when the services are rendered.

Dividend income from investments is recognised when the shareholders' right to receive payment has been established.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

3. TURNOVER

Turnover comprises (Note):

	2000 HK$'000	1999 HK$'000
Gross rental income from properties	**1,475,941**	1,643,810
Income from property sales	**400**	647,485
Management fee and security service income	**3,905**	4,422
	1,480,246	2,295,717

3. TURNOVER (continued)

The Group operates mainly in Hong Kong. The turnover and contribution to the Group's profit from overseas operations are insignificant. The turnover and contribution to the Group's profit from operations of each principal activity are as follows:

	2000		1999	
	Consolidated turnover HK$'000	Contribution to the Group's profit from operations HK$'000	Consolidated turnover HK$'000	Contribution to the Group's profit from operations HK$'000
Rental income	1,475,941	1,149,768	1,643,810	1,333,518
Income from property sales	400	350	647,485	482,562
Management fee and security service income	3,905	1,707	4,422	2,666
Gain on disposal of investments in securities	-	293,842	–	165,911
Other revenue	–	28,850	–	10,273
	1,480,246	1,474,517	2,295,717	1,994,930

Note

This year, turnover comprises only the revenue from the Group's core business, property development and investment. Proceeds from disposal of investments in securities, interest and dividend income which were included as part of the turnover in previous years are now presented as gain on disposal of investments in securities and other revenue respectively. Comparative figures have been restated to conform with the current year's presentation.

4. PROFIT FROM OPERATIONS

	2000 HK$'000	1999 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Staff costs	102,208	93,583
Retirement benefit scheme contributions (Note)	10,050	4,003
	112,258	97,586
Depreciation	5,624	5,679
Auditors' remuneration	1,495	1,492
Rental income arising from operating leases less out-goings	(1,240,958)	(1,405,389)
Dividends from		
– listed investments	(7,040)	(1,799)
– unlisted investments	(4,790)	–
Net realised and unrealised gain on trading securities	–	(6,262)
Gain on disposal of investments in other securities (including HK$293,922,213 (1999: HK$42,622,217) previously recognised in investment revaluation reserve)	(293,842)	(159,649)
Gain on property sales	(350)	(482,562)
Interest income	(17,021)	(8,474)

4. PROFIT FROM OPERATIONS (continued)

Note

The Group carries out regular review of its compensation and benefits arrangements to enable it to attract, retain and motivate employees of the appropriate calibre to further its success. As part of the exercise, the Group engaged Watson Wyatt (Hong Kong) Limited (independent consulting actuaries) to review its retirement arrangements, also in the light of the new MPF Legislation. A new enhanced MPF scheme (the "Enhanced MPF Scheme") was established effective 1 December 2000. The Enhanced MPF Scheme is a defined contribution plan, offering a range of investment choice to members based on different risk and return profiles. The Group targeted to maintain broadly the same benefit at retirement under the Enhanced MPF Scheme. The existing defined benefit scheme (the "Old Scheme") was terminated at close of business on 30 November 2000 with all assets transferred to the Enhanced MPF Scheme.

(A) The Old Scheme

The Old Scheme was registered under the Occupational Retirement Schemes Ordinance and its assets were held by HSBC Life (International) Limited under an insurance arrangement.

Contributions to the scheme were made by the Group in accordance with the recommendations of the in-house actuary of HSBC Life (International) Limited, who performed valuation of the scheme at regular intervals using the Projected Unit Credit Method. The latest actuarial assessment date of the scheme was 31 December 1999. The principal actuarial assumptions were those relating to the rate of investment return and salaries increase. It was assumed that both the rate of investment return and salary inflation would be 6% per annum.

At the date of the latest actuarial valuation, the market value of assets was sufficient to cover 126% of the actuarial value of the benefits that had accrued to members.

(B) The Enhanced MPF Scheme

The Old Scheme was terminated at close of business on 30 November 2000. All scheme assets were transferred to the Enhanced MPF Scheme. The Enhanced MPF Scheme covers all staff of the Group, providing benefits based on accumulated investment returns. The Group's contributions to the plan (which are immediately vested) are based on fixed percentages of members' salary, ranging from 5% of MPF Relevant Income to 15% of basic salary. Members' mandatory contributions are fixed at 5% of MPF Relevant Income, in compliance with MPF legislation. On 4 January 2001 the Enhanced MPF Scheme was granted a participation certificate by the Mandatory Provident Fund Schemes Authority under Section 124(1) of the Mandatory Provident Fund Schemes (General) Regulation.

(C) Transfer Arrangements

The Group targeted to maintain broadly the same benefits at retirement under the Enhanced MPF Scheme. A special retirement transfer value was therefore offered to all transferring Old Scheme members. The leaving service benefit of all members of the Old Scheme were also enhanced as incentives to convert. The Group injected HK$4,735,323 to finance such transfer values of which sums of HK$570,398 and HK$146,314 were attributable to the Directors and the employee referred to in note 5 and note 6 to the financial statements respectively. Their retirement transfer values, which make up a substantial part of the aggregate transfer values, would only be fully vested upon their attaining retirement age. Forfeitures will be used to fund future contributions.

5. DIRECTORS' REMUNERATION

	2000 HK$'000	1999 HK$'000
Directors' fees	857	813
Other emoluments:		
Basic salaries, housing, other allowances and benefits in kind	14,500	15,124
Bonus paid	1,142	–
Retirement benefit scheme regular contributions (Note)	578	339
	17,077	16,276

Note: As part of the restructuring of its retirement scheme arrangements, the Company injected funds to finance certain transfer values. A substantial part of such transfer values, including the portion attributable to the Directors, are only vested upon the relevant members attaining retirement. Details are set out in note 4 to the financial statements.

The number of Directors whose remuneration/fees within the bands set out below is as follows:

	2000 No. of director	1999 No. of director
HK$0 – HK$1,000,000	11	11
HK$1,000,001 – HK$1,500,000	–	–
HK$1,500,001 – HK$2,000,000	–	1
HK$2,000,001 – HK$2,500,000	–	–
HK$2,500,001 – HK$3,000,000	–	1
HK$3,000,001 – HK$3,500,000	1	1
HK$3,500,001 – HK$4,000,000	1	2
HK$4,000,001 – HK$4,500,000	1	–
HK$4,500,001 – HK$5,000,000	1	–
	15	16

Directors' fees paid to independent non-executive Directors during the year totalled HK$170,000 (1999: HK$120,000). They received no other emoluments from the Company or any of its subsidiaries.

6. EMPLOYEE COSTS

The five highest paid individuals included four (1999: four) Directors, details of whose remuneration are set out in note 5 to the financial statements. The remuneration of the remaining individual is detailed as follows:

	2000 HK$'000	1999 HK$'000
Basic salaries, housing, other allowances and benefits in kind	2,171	1,317
Bonus paid	84	315
Retirement benefit scheme regular contributions (Note)	128	94
	2,383	1,726

	2000 No. of employees	1999 No. of employees
Remuneration within the band:		
HK$1,000,001 – HK$1,500,000	–	–
HK$1,500,001 – HK$2,000,000	–	1
HK$2,000,001 – HK$2,500,000	1	–
	1	1

Note: As part of the restructuring of its retirement scheme arrangements, the Company injected funds to finance certain transfer values. A substantial part of such transfer values, including the portion attributable to the employee, are only vested upon the employee's attaining retirement. Details are set out in note 4 to the financial statements.

7. FINANCE COSTS

	2000 HK$'000	1999 HK$'000
Interest on		
– bank loans, overdraft and other loans wholly repayable within five years	243,409	276,065
– convertible bonds	25,829	71,303
– floating rate notes	165,409	131,212
	434,647	478,580
Amortisation of convertible bonds and floating rate notes issue expenses	5,123	9,119
Bank charges	6,077	31,863
Exchange loss	3,173	7,257
	449,020	526,819

8. TAXATION

	2000 HK$'000	1999 HK$'000
The charge comprises:		
Hong Kong Profits Tax		
– for the year	117,212	87,485
– (over)underprovision in prior years	(2)	15,905
– Tax rebate	–	(15,904)
Taxation attributable to the Company and its subsidiaries	117,210	87,486
Share of tax rebate attributable to associates	–	(691)
	117,210	86,795

Hong Kong Profits Tax is calculated at 16% (1999: 16%) of the estimated assessable profit for the year.

No provision for deferred taxation has been recognised in the financial statements as the amount involved is immaterial.

Deferred taxation has not been provided on the surplus arising on the valuation of investment properties, land and buildings and investments in securities because profits arising on the disposal of these assets would not be subject to taxation. Accordingly, the surplus arising on valuation does not constitute a timing difference.

9. NET PROFIT FOR THE YEAR

Of the Group's net profit for the year of HK$850,173,491 (1999: HK$1,203,957,528), a profit of HK$389,246,795 (1999: HK$988,509,942) has been dealt with in the financial statements of the Company.

10. DIVIDENDS

	2000 HK$'000	1999 HK$'000
Ordinary shares:		
Interim dividend, paid – HK$0.11 per share (1999: HK$0.10)	113,686	103,624
Final dividend, proposed – HK$0.31 per share (1999: HK$0.30)	319,378	309,170
Additional prior year's dividend paid on exercise of warrants subsequent to the year end	–	1
	433,064	412,795

10. DIVIDENDS (continued)

During the year, scrip dividend alternatives were offered to shareholders in respect of the 1999 final and 2000 interim dividends. These alternatives were accepted by the shareholders as follows:

	2000 Interim HK$'000	1999 Final HK$'000
Dividends:		
Cash	105,919	284,267
Share alternative	7,767	24,903
	113,686	309,170

The proposed final dividend for 2000 will be payable in cash with a scrip dividend alternative in respect of all shares in issue at the date of these financial statements.

11. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2000 HK$	1999 HK$
Earnings for the purposes of basic and diluted earnings per share (net profit for the year)	850,173,491	1,203,957,528
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,032,763,163	1,034,513,350
Effect of dilutive potential ordinary shares: Share options	231,730	167,091
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,032,994,893	1,034,680,441

The computation of diluted earnings per share does not assume:

- the conversion of the Group's outstanding convertible bonds since their exercise would not have any dilutive effect; and
- the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

12. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings in Hong Kong under long lease HK$'000	Furniture, fixtures and equipment HK$'000	Computers HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP					
COST OR VALUATION					
At 1 January 2000	43,800	37,470	2,925	1,820	86,015
Adjustment resulted from cost variation	–	(587)	–	–	(587)
Additions	–	1,291	2,279	–	3,570
Disposals	–	(21)	(405)	(209)	(635)
Surplus on revaluation	2,200	–	–	–	2,200
At 31 December 2000	**46,000**	**38,153**	**4,799**	**1,611**	**90,563**
Comprising:					
At cost	–	38,153	4,799	1,611	44,563
At valuation 2000	46,000	–	–	–	46,000
	46,000	38,153	4,799	1,611	90,563
ACCUMULATED DEPRECIATION					
At 1 January 2000	–	26,656	1,754	1,162	29,572
Provided for the year	633	3,982	645	364	5,624
Eliminated on disposals	–	(18)	(405)	(209)	(632)
Adjustment on revaluation	(633)	–	–	–	(633)
At 31 December 2000	–	**30,620**	**1,994**	**1,317**	**33,931**
NET BOOK VALUES					
At 31 December 2000	**46,000**	**7,533**	**2,805**	**294**	**56,632**
At 31 December 1999	43,800	10,814	1,171	658	56,443

12. PROPERTY, PLANT AND EQUIPMENT (continued)

	Furniture, fixtures and equipment HK$'000	Computers HK$'000	Motor vehicles HK$'000	Total HK$'000
THE COMPANY				
COST				
At 1 January 2000	19,034	2,925	1,820	23,779
Additions	198	2,265	–	2,463
Disposals	(8)	(405)	(209)	(622)
Adjustment result from cost variation	(587)	–	–	(587)
At 31 December 2000	**18,637**	**4,785**	**1,611**	**25,033**
ACCUMULATED DEPRECIATION				
At 1 January 2000	10,501	1,754	1,162	13,417
Provided for the year	2,797	644	364	3,805
Eliminated on disposals	(5)	(405)	(209)	(619)
At 31 December 2000	**13,293**	**1,993**	**1,317**	**16,603**
NET BOOK VALUES				
At 31 December 2000	**5,344**	**2,792**	**294**	**8,430**
At 31 December 1999	8,533	1,171	658	10,362

The leasehold land and buildings of the Group were revalued at 31 December 2000 by Messrs. Knight Frank, an independent professional valuer, on an open market value basis. The surplus arising on revaluation has been credited to asset revaluation reserve.

If leasehold land and buildings of the Group had not been revalued, they would have been included in these financial statements at cost less accumulated depreciation at HK$34,609,137 (1999: HK$35,133,680).

Property, plant and equipment of the Group and the Company include assets carried at cost or valuation of HK$19,817,086 (1999: HK$18,736,106) and HK$844,238 (1999: HK$844,238) respectively and accumulated depreciation of HK$17,747,881 (1999: HK$16,624,794) and HK$782,827 (1999: HK$753,367) respectively in respect of assets held for use in operating leases.

13. INVESTMENT PROPERTIES

	THE GROUP 2000 HK$'000	THE GROUP 1999 HK$'000	THE COMPANY 2000 HK$'000	THE COMPANY 1999 HK$'000
At 1 January	25,173,000	25,949,000	3,250,000	3,410,000
Additions	9,955	1,530	1,263	51
Adjustment resulted from cost variation	(3,229)	–	–	–
Refund of cost	(110)	(145)	–	–
Disposals	(300)	(645,850)	–	–
Surplus (deficit) on revaluation	3,253,384	(131,535)	488,737	(160,051)
At 31 December	28,432,700	25,173,000	3,740,000	3,250,000

The investment properties of the Group and the Company were revalued at 31 December 2000 by Messrs. Knight Frank, an independent professional valuer, on an open market value basis. The surplus arising on revaluation has been credited to investment property revaluation reserve.

All of the investment properties of the Group and the Company are held for use under operating leases.

All of the investment properties of the Group and the Company are situated in Hong Kong and are held under long lease.

14. INVESTMENTS IN SUBSIDIARIES

	THE COMPANY 2000 HK$'000	THE COMPANY 1999 HK$'000
Unlisted shares, at cost	5	5
Amounts due therefrom	12,799,620	12,554,600
	12,799,625	12,554,605
Less: Provision for impairment loss	(404,000)	(404,000)
	12,395,625	12,150,605

The Directors consider that the unlisted investments are worth at least their cost.

Details of the principal subsidiaries held by the Company at 31 December 2000 are set out in note 37 to the financial statements.

15. INTERESTS IN ASSOCIATES

	THE GROUP 2000 HK$'000	THE GROUP 1999 HK$'000	THE COMPANY 2000 HK$'000	THE COMPANY 1999 HK$'000
Unlisted shares, at cost	–	–	3	3
Share of net liabilities	(91,495)	(95,964)	–	–
	(91,495)	(95,964)	3	3
Amounts due therefrom	345,878	368,849	–	–
	254,383	272,885	3	3
Less: Provision for impairment loss	(202,999)	(206,418)	–	–
	51,384	66,467	3	3

The aggregate attributable share of results of the associates is based on the unaudited management accounts of Maxdo Investments Limited, Parallel Asia Engineering Company Limited and Wingrove Investment Pte Limited for the year ended 31 December 2000.

Details of the Group's associates at 31 December 2000 are as follows:

Name of associate	Form of business structure	Place of incorporation and operation	Class of share held	Proportion of nominal value of issued share capital held by the Company indirectly	Proportion of nominal value of issued share capital held by the Company directly	Principal activity
Maxdo Investments Limited	Incorporated	Hong Kong	Ordinary	47.07895%	–	Investment holding
Parallel Asia Engineering Company Limited	Incorporated	Hong Kong	Ordinary	–	25%	Investment holding
Wingrove Investment Pte Limited	Incorporated	Singapore	Ordinary	25%	–	Property development

16. INVESTMENTS IN SECURITIES

THE GROUP

	Other securities 2000 HK$'000	Other securities 1999 HK$'000
Equity securities:		
Listed in Hong Kong	1,623,930	2,405,230
Other investments:		
Club debentures	2,831	2,831
Unlisted shares	136,856	136,856
Amounts due therefrom	668,276	649,633
	805,132	786,489
Less: Provision for impairment losses	(134,558)	(134,558)
	670,574	651,931
	673,405	654,762
	2,297,335	3,059,992
Market value of securities listed in Hong Kong (Note)	1,623,930	3,028,980
Carrying amount analysed for reporting purposes as:		
Current (Note)	–	591,250
Non-current	2,297,335	2,468,742
	2,297,335	3,059,992

Note: The Group entered into agreements with an independent third party whereby the Group granted an option conferring rights to the third party to purchase certain listed securities from the Group for an aggregate consideration of approximately HK$591,250,000 on 15 May 2000. The market value of those securities at 31 December 1999 was HK$1,215,000,000. For the purposes of these financial statements, the fair value of those securities at 31 December 1999 has been taken to be the amount for which they can be disposed of having regard to the terms of the option.

THE COMPANY

	Other securities 2000 HK$'000	Other securities 1999 HK$'000
Other investments:		
Club debentures	2,831	2,831
Carrying amount analysed for reporting purpose as:		
Non-current	2,831	2,831

17. STAFF HOUSING LOANS, SECURED

	THE GROUP AND THE COMPANY 2000 HK$'000	1999 HK$'000
Staff housing loans, secured	**31,481**	57,283
Less: Amounts due within one year shown under current assets	**(2,583)**	(14,132)
	28,898	43,151

Disclosures pursuant to S.161B of the Companies Ordinance are as follows:

Name of borrower	:	Joseph Kam Shing MAU
Position	:	Company Secretary
Security	:	Property
Balance at 1 January 2000	:	HK$7,699,389
Balance at 31 December 2000	:	–
Maximum outstanding during year	:	HK$7,699,389

The secured advances arise in connection with an established Staff Housing Loan scheme granted on the same terms as for other employees who meet the qualifying criteria. The advances bear a fixed interest rate of 4% per annum.

18. ACCOUNTS RECEIVABLE

Accounts receivables are mainly in respect of rents which are normally payable in advance. Rents in arrears of the Group as at 31 December 2000 and 1999 were aged less than 90 days.

19. CREDITORS AND ACCRUALS

All of the trade payables of the Group as at 31 December 2000 and 1999 were aged less than 90 days.

20. ADVANCES FROM INVESTEES

The advances are unsecured, interest free and are not repayable within one year.

21. AMOUNTS DUE TO MINORITY SHAREHOLDERS

The amounts are unsecured, interest free and are not repayable within one year.

22. LOAN FROM A SUBSIDIARY

	THE COMPANY 2000 HK$'000	1999 HK$'000
Unsecured loan	**–**	921,108
Less: Amount due within one year shown under current liabilities	**–**	(921,108)
	–	–

The loan bore interest at rate of 6.76% per annum and was repaid in full in June 2000.

23. LONG TERM LOAN

The amount is due to the ultimate holding company of a minority shareholder of a subsidiary and is unsecured, bears interest at the rate of 1.5% per annum over HIBOR and is not repayable within one year.

24. LONG TERM BANK LOANS

	THE GROUP		THE COMPANY	
	2000 HK$'000	1999 HK$'000	2000 HK$'000	1999 HK$'000
Bank loans, unsecured	2,705,500	2,690,000	2,705,500	1,300,000
The bank loans are repayable as follows:				
Within one year	815,500	1,030,000	815,500	900,000
More than one year, but not exceeding two years	150,000	1,510,000	150,000	250,000
More than two years, but not exceeding five years	1,740,000	150,000	1,740,000	150,000
	2,705,500	2,690,000	2,705,500	1,300,000
Less: Amounts due within one year shown under current liabilities	(815,500)	(1,030,000)	(815,500)	(900,000)
	1,890,000	1,660,000	1,890,000	400,000

25. CONVERTIBLE BONDS

	THE GROUP	
	2000 HK$'000	1999 HK$'000
Convertible bonds	–	923,375
Less: Unamortised bonds issue expenses	–	(2,267)
	–	921,108
Less: Amount due within one year shown under current liabilities	–	(921,108)
	–	–

HD Finance (Cayman) Limited ("the Issuer"), a wholly-owned subsidiary of the Company, issued US$175,000,000 convertible bonds on 7 June 1995. The bonds were guaranteed as to principal and interest by the Company, bore interest at the rate of 6.75% per annum and were repaid on 1 June 2000.

26. FLOATING RATE NOTES

	THE GROUP 2000 HK$'000	1999 HK$'000
Floating rates notes	**2,400,000**	2,400,000
Less: Unamortised notes issue expenses	**(6,261)**	(9,116)
	2,393,739	2,390,884

HD Treasury (BVI) Limited and HD Finance (BVI) Limited, wholly-owned subsidiaries of the Company, issued HK$2,000 million and HK$400 million five-year floating rate notes on 27 March 1997 and 3 November 1999 respectively. The notes are guaranteed as to principal and interest by the Company, bear interest at the rate of 0.565% and 1.25% over the 3-month HIBOR and are repayable in full in March 2002 and November 2004 respectively.

27. SHARE CAPITAL

	THE COMPANY 2000 HK$'000	1999 HK$'000
Ordinary shares of HK$5 each		
Authorised:		
At 1 January and 31 December	**7,250,000**	7,250,000
Issued and fully paid:		
At 1 January	**5,183,810**	5,158,136
Issued on exercise of warrant rights	**–**	28
Issued pursuant to scrip dividend scheme	**18,481**	25,646
Shares repurchased and cancelled	**(51,035)**	–
At 31 December	**5,151,256**	5,183,810

During the year, the Company repurchased its own shares through the Hong Kong Stock Exchange as follows:

Month of repurchase	**No. of ordinary shares of HK$5 each**	**Price per share** Highest HK$	Lowest HK$	**Aggregate consideration paid** HK$
February	6,194,000	8.90	8.00	52,523,977
November	3,513,000	9.75	9.00	33,604,840
December	500,000	9.50	9.45	4,758,813

The above shares were cancelled upon repurchase.

28. EXECUTIVE SHARE OPTION SCHEME

On 28 April 1995, an Executive Share Option Scheme was approved by the shareholders under which the Directors of the Company may, at their discretion, offer any employee (including any director) of the Company or of any of its wholly-owned subsidiary options to subscribe for shares (the "Shares") in the Company subject to the terms and conditions stipulated in the Executive Share Option Scheme.

At 31 December 2000, the Company had outstanding options granted to qualifying employees (including Directors) of the Company and any of its wholly-owned subsidiaries to subscribe for shares of the Company as follows:

Date of grant	Exercise price per share HK$	Exercise period	Number of options outstanding
3 May 1995	13.46	3 May 1997 to 2 May 2005	1,125,000
3 May 1995	13.46	3 May 1997 to 2 May 2005	900,000
7 January 1999	9.22	7 January 2001 to 6 January 2009	1,350,000
23 December 1999	7.54	23 December 2001 to 22 December 2009	1,200,000
			4,575,000

The consideration paid on each grant of options was HK$1.00. During the year, certain granted options to subscribe for 450,000 shares of the Company have lapsed on resignation.

The maximum number of Shares in respect of which options may be granted under the Executive Share Option Scheme (together with the Shares issued and issuable under the Executive Share Option Scheme) by the Company to or for the benefit of employees may not exceed in nominal value three percent of the issued share capital of the Company (excluding Shares issued pursuant to the Executive Share Option Scheme) from time to time.

29. ACCUMULATED PROFITS

	THE GROUP		THE COMPANY	
	2000 HK$'000	1999 HK$'000	2000 HK$'000	1999 HK$'000
At 1 January	3,110,025	2,318,862	4,211,773	3,636,058
Share repurchased and cancelled:				
– Nominal value of share repurchased	(51,035)	–	(51,035)	–
– Premium on shares repurchased	(39,836)	–	(39,836)	–
– Share repurchase expenses	(16)	–	(16)	–
Net profit for the year	850,173	1,203,958	389,246	988,510
Profit available for distribution	3,869,311	3,522,820	4,510,132	4,624,568
Dividends	(433,064)	(412,795)	(433,064)	(412,795)
At 31 December	3,436,247	3,110,025	4,077,068	4,211,773

The accumulated profits of the Group include accumulated losses of HK$85,792,248 (1999: HK$90,002,199) attributable to associates of the Group.

The distributable reserves of the Company as at 31 December 2000 amounted to HK$4,177,068,123 (1999: HK$4,311,773,132), being its accumulated profits and general reserve at that date.

30. OTHER RESERVES

	Share premium account HK$'000	Investment property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Capital reserve HK$'000	Translation reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Total HK$'000
THE GROUP									
At 1 January 1999	1,224,782	8,941,743	184,939	2,600	500,718	(12,736)	69,140	100,000	11,011,186
Premium on issue of shares upon exercise of warrants	63	-	-	-	-	-	-	-	63
Premium on issue of shares pursuant to scrip dividend scheme	33,550	-	-	-	-	-	-	-	33,550
Share issue expenses	(32)	-	-	-	-	-	-	-	(32)
Unrealised gain on investments in other securities	-	-	1,511,860	-	-	-	-	-	1,511,860
Recognition of unrealised gain on disposal of investments in other securities transferred to income statement	-	-	(42,622)	-	-	-	-	-	(42,622)
Deficit on revaluation of investment properties	-	(131,535)	-	-	-	-	-	-	(131,535)
Surplus on revaluation of land and buildings	-	-	-	6,119	-	-	-	-	6,119
Deficit on revaluation of investment properties shared by minority shareholders	-	23,361	-	-	-	-	-	-	23,361
Realisation on disposal of investment properties transferred to income statement	-	(488,463)	-	-	-	-	-	-	(488,463)
At 31 December 1999 and 1 January 2000	1,258,363	8,345,106	1,654,177	8,719	500,718	(12,736)	69,140	100,000	11,923,487
Premium on issue of shares pursuant to scrip dividend scheme	14,189	-	-	-	-	-	-	-	14,189
Share issue expenses	(14)	-	-	-	-	-	-	-	(14)
Shares repurchased and cancelled	-	-	-	-	-	-	51,035	-	51,035
Unrealised loss on investments in other securities	-	-	(190,050)	-	-	-	-	-	(190,050)
Recognition of unrealised gain on disposal of investments in other securities transferred to income statement	-	-	(293,922)	-	-	-	-	-	(293,922)
Surplus on revaluation of investment properties	-	3,253,384	-	-	-	-	-	-	3,253,384
Surplus on revaluation of land and buildings	-	-	-	2,833	-	-	-	-	2,833
Surplus on revaluation of investment properties shared by minority shareholders	-	(189,533)	-	-	-	-	-	-	(189,533)
Share of reserve of an associate	-	-	-	-	384	-	-	-	384
Realisation on disposal of investment properties transferred to income statement	-	(250)	-	-	-	-	-	-	(250)
At 31 December 2000	**1,272,538**	**11,408,707**	**1,170,205**	**11,552**	**501,102**	**(12,736)**	**120,175**	**100,000**	**14,571,543**

30. OTHER RESERVES (continued)

	Share premium account HK$'000	Investment property revaluation reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Total HK$'000
THE COMPANY					
At 1 January 1999	1,224,782	2,111,550	69,140	100,000	3,505,472
Premium on issue of shares upon exercise of warrants	63	–	–	–	63
Premium on issue of shares pursuant to scrip dividend scheme	33,550	–	–	–	33,550
Share issue expenses	(32)	–	–	–	(32)
Deficit on revaluation of investment properties	–	(160,051)	–	–	(160,051)
At 31 December 1999 and 1 January 2000	1,258,363	1,951,499	69,140	100,000	3,379,002
Premium on issue of shares pursuant to scrip dividend scheme	14,189	–	–	–	14,189
Share issue expenses	(14)	–	–	–	(14)
Surplus on revaluation of investment properties	–	488,737	–	–	488,737
Shares repurchased and cancelled	–	–	51,035	–	51,035
At 31 December 2000	**1,272,538**	**2,440,236**	**120,175**	**100,000**	**3,932,949**

(a) Included in the above are the following Group's share of post-acquisition reserves of the associates:

	Capital reserve HK$'000	Translation reserve HK$'000	Total HK$'000
At 1 January 2000	1,746	(12,736)	(10,990)
Increase during the year	384	–	384
At 31 December 2000	**2,130**	**(12,736)**	**(10,606)**

(b) General reserve

General reserve was set up from the transfer of retained earnings.

(c) Capital reserve

Capital reserve comprises negative goodwill arising from acquisition of subsidiaries, capitalisation issue of a subsidiary and share of capital reserve of an associate.

31. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2000 HK$'000	1999 HK$'000
Profit before taxation	1,033,126	1,365,409
Impairment losses (reversed) recognised in respect of interests in associates	(3,419)	98,418
Share of results of associates	(4,210)	4,284
Net interest expenses	417,626	470,106
Dividend income	(11,830)	(1,799)
Depreciation	5,624	5,679
Gain on property sales	(350)	(482,562)
Gain on disposal of investments in other securities	(293,842)	(159,649)
Gain on disposal of property, plant and equipment	(20)	–
Gain on repurchase of convertible bonds	(2)	(342)
Exchange loss on convertible bonds	–	6,972
Exchange loss on advances from investees	3,193	–
Amortisation of convertible bonds and floating rate notes issue expenses	5,123	9,119
Decrease in accounts receivable, prepayments and deposits	2,513	52,283
Decrease in staff housing loans, secured	25,802	6,719
Decrease in trading securities	–	33,064
Decrease in rental deposits from tenants, creditors and accruals	(12,346)	(109,056)
Net cash inflow from operating activities	1,166,988	1,298,645

32. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and share premium HK$'000	Bank loans, other loans and other financing HK$'000
At 1 January 1999	6,382,918	7,905,385
Proceeds on issue of shares	91	–
Share issue expenses	(32)	–
Net proceeds on issue of floating rate notes	–	394,790
New unsecured bank loans	–	50,000
Repayment of unsecured bank loans	–	(1,466,000)
Repurchase of convertible bonds	–	(200,893)
Advances from investees	–	11,552
Net cash inflow (outflow) from financing	59	(1,210,551)
Exchange loss on convertible bonds	–	6,972
Gain on repurchase of convertible bonds	–	(342)
Amortisation of convertible bonds and floating rate notes issue expenses	–	9,119
Dividend income from investees	–	(100,756)
Issue of shares pursuant to scrip dividend scheme for 1998 final and 1999 interim dividends	59,196	–
	59,255	(1,295,558)
At 31 December 1999 and 1 January 2000	6,442,173	6,609,827
Share issue expenses	(14)	–
Repurchase of own shares	(90,887)	–
New unsecured bank loans	–	2,305,500
Repayment of unsecured bank loans	–	(2,290,000)
Repurchase of convertible bonds	–	(923,374)
Advances from investees	–	9,763
Net cash outflow from financing	(90,901)	(898,111)
Exchange loss on advances from investees	–	3,193
Dividend income from investees	–	(4,790)
Premium on share repurchase	39,852	–
Gain on repurchase of convertible bonds	–	(2)
Amortisation of convertible bonds and floating rate notes issue expenses	–	5,123
Issue of shares pursuant to scrip dividend scheme for 1999 final and 2000 interim dividends	32,670	–
	(18,379)	(894,587)
At 31 December 2000	6,423,794	5,715,240

33. CONTINGENT LIABILITIES

As at 31 December 2000, there were contingent liabilities in respect of the following:

	THE GROUP		THE COMPANY	
	2000 Million	1999 Million	**2000 Million**	1999 Million
Guarantee to bankers to provide finance to a subsidiary	–	–	–	HK$1,390.0
Corporate guarantee to a subsidiary for bonds issue	–	–	–	US$118.3
Corporate guarantee to subsidiaries for issue of floating rate notes	–	–	**HK$2,400.0**	HK$2,400.0
Share of counter guarantees given to:				
– A subsidiary of an associate	–	HK$55.1	–	HK$55.1
– Partners of property development projects	–	US$6.2	–	–
	S$18.6	S$18.8	–	–
Guarantees to bankers to provide finance to				
– An associate	**S$12.0**	S$12.0	**S$12.0**	S$12.0
– Property development project	**S$22.0**	S$22.0	**S$22.0**	S$22.0

34. CAPITAL COMMITMENTS

As at 31 December 2000, there were capital commitments as follows:

	THE GROUP		THE COMPANY	
	2000 HK$ (Million)	1999 HK$ (Million)	**2000 HK$ (Million)**	1999 HK$ (Million)
Uncalled share of shareholders' loan for property development projects	**34.0**	77.2	–	–
Acquisition of investment properties contracted for but not provided in the financial statements	**12.0**	–	–	–

The Group has also participated in two other property development projects in Singapore with 10% interest in each project. The Group has undertaken, in the agreed proportion, to meet all funding requirements necessary for these property developments by way of subscription to share capital, shareholders' loans or otherwise. At 31 December 2000, the Group's maximum funding requirements for these two projects is approximately HK$98 million (1999: HK$112 million). Should there be any pre-sale of these two projects, funding requirements will be reduced accordingly.

35. LEASE COMMITMENTS

As at 31 December 2000, there were annual lease commitments as follows:

	THE GROUP		THE COMPANY	
	2000 HK$ (Million)	1999 HK$ (Million)	2000 HK$ (Million)	1999 HK$ (Million)
Operating leases for rented premises which expire				
– within one year	–	–	0.9	7.5
– in the second to fifth year inclusive	–	–	10.9	4.0
	–	–	11.8	11.5

36. RELATED PARTY TRANSACTIONS

During the year, the Group has the following transactions with related parties:

		Substantial shareholder		Senior management executives		Directors	
	Note	2000 HK$'000	1999 HK$'000	2000 HK$'000	1999 HK$'000	2000 HK$'000	1999 HK$'000
Interest income from staff housing loans	(a)	–	–	134	624	–	8
Repairs and maintenance expenses paid to	(b)	–	–	–	–	20,806	21,221
Gross rental income from	(c)	5,936	6,538	–	–	56,357	62,293
Construction cost paid during the year for investment properties completed in previous years	(d)	–	–	–	–	8,817	8,963

36. RELATED PARTY TRANSACTIONS (continued)

As at 31 December 2000, the Group has the following balances with related parties:

		Substantial shareholder		Senior management executives		Directors	
	Note	2000 HK$'000	1999 HK$'000	2000 HK$'000	1999 HK$'000	2000 HK$'000	1999 HK$'000
Staff housing loans	(a)	–	–	–	14,451	–	–
Amount due to minority shareholder	(a)	–	–	–	–	84,486	84,486
Construction cost payable to	(d)	–	–	–	–	179	5,819

(a) The details of the terms of staff housing loans and amount due to minority shareholder are set out in notes 17 and 21 to the financial statements respectively.

(b) F.K. Hu (and his alternate, Raymond L.M. Hu) are shareholders and directors of Ryoden Lift Services Limited ("RLL"), Ryoden Lift and Escalator Company Limited ("RLE") and Ryoden Engineering Contracting Company Limited ("REL"). RLL and RLE entered into a number of lift and escalator maintenance contracts with a subsidiary of the Company. REL entered into a number of electrical installation maintenance and repair contracts with a number of the Company's subsidiaries. The agreements were entered into on normal commercial terms and on arm's length basis.

(c) The Group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying period. The leases were entered into on normal commercial terms and on arm's length basis.

(d) The following Directors are interested in contracts entered into with a subsidiary of the Company relating to the construction of The Lee Gardens:

(i) Geoffrey M. T. Yeh (and his alternate, V-nee Yeh) are substantial shareholders and directors of Hsin Chong Construction Group Limited whose associated company entered into a MVAC/BAS contract.

(ii) RLE and REL entered into lift and electrical installation contracts. The interests of F.K. Hu are set out in (b) above.

The contracts have now been completed, with the relevant sum being the amount paid under the contracts during the review year. Such transactions were entered into on normal commercial terms and on arm's length basis.

37. PRINCIPAL SUBSIDIARIES AT 31 DECEMBER 2000

Name of subsidiary	Place of incorporation	Place of operation	Class of share held	Issued share capital	Proportion of nominal value of issued share capital held by the Company indirectly	directly	Principal activity
Admore Investments Limited	Hong Kong	Hong Kong	Ordinary	HK$2	–	100%	Investment holding
Golden Capital Investment Limited	Hong Kong	Hong Kong	Ordinary	HK$2	–	100%	Investment holding
HD Finance (BVI) Limited	British Virgin Islands	British Virgin Islands	Ordinary	HK$1	–	100%	Treasury operation
HD Treasury (BVI) Limited	British Virgin Islands	British Virgin Islands	Ordinary	HK$1	–	100%	Treasury operation
HD Treasury Management Limited	Hong Kong	Hong Kong	Ordinary	HK$2	–	100%	Treasury operation
Hysan China Holdings Limited	British Virgin Islands	British Virgin Islands	Ordinary	HK$1	–	100%	Investment holding
Hysan Project Management (PRC) Limited	Hong Kong	Hong Kong	Ordinary	HK$2	–	100%	Project management
Hysan Property Management Limited	Hong Kong	Hong Kong	Ordinary	HK$2	–	100%	Property management
Kwong Hup Holding Limited	British Virgin Islands	British Virgin Islands	Ordinary	HK$1	–	100%	Investment holding
Kwong Wan Realty Limited	Hong Kong	Hong Kong	Ordinary	HK$1,000	–	100%	Property investment
Minsal Limited	Hong Kong	Hong Kong	Ordinary	HK$2	–	100%	Property investment
Mondsee Limited	Hong Kong	Hong Kong	Ordinary	HK$2	–	100%	Property investment
Stangard Limited	Hong Kong	Hong Kong	Ordinary	HK$300,000	–	100%	Provision of security services
Teamfine Enterprises Limited	Hong Kong	Hong Kong	Ordinary	HK$2	–	100%	Investment holding
Tohon Development Limited	Hong Kong	Hong Kong	Ordinary	HK$2	–	100%	Property investment

37. PRINCIPAL SUBSIDIARIES AT 31 DECEMBER 2000 (continued)

Name of subsidiary	Place of incorporation	Place of operation	Class of share held	Issued share capital	Proportion of nominal value of issued share capital held by the Company indirectly	directly	Principal activity
Bamboo Grove Recreational Services Limited	Hong Kong	Hong Kong	Ordinary	HK$2	100%	–	Resident club management
HD Investment Limited	British Virgin Islands	British Virgin Islands	Ordinary	HK$1	100%	–	Investment holding
Hinway Holdings Limited	British Virgin Islands	British Virgin Islands	Ordinary	HK$1	100%	–	Investment holding
Jarrow Properties Limited	British Virgin Islands	British Virgin Islands	Ordinary	HK$1	100%	–	Investment holding
Kochi Investments Limited	British Virgin Islands	British Virgin Islands	Ordinary	HK$1	100%	–	Capital market investment
Leighton Property Company Limited	Hong Kong	Hong Kong	Ordinary	HK$2	100%	–	Property investment
Main Rise Development Limited	Hong Kong	Hong Kong	Ordinary	HK$2	100%	–	Investment holding
OHA Property Company Limited	Hong Kong	Hong Kong	Ordinary	HK$2	100%	–	Property investment
Perfect Win Properties Limited	Hong Kong	Hong Kong	Ordinary	HK$2	100%	–	Property investment
Profit Team Investment Limited	Hong Kong	Hong Kong	Ordinary	HK$2	100%	–	Investment holding
Silver Nicety Company Limited	Hong Kong	Hong Kong	Ordinary	HK$20	100%	–	Property investment
South Eagle Investments Limited	British Virgin Islands	Hong Kong	Ordinary	US$1	100%	–	Property investment
Lee Theatre Realty Limited	Hong Kong	Hong Kong	Ordinary	HK$10	70%	–	Property investment
Barrowgate Limited	Hong Kong	Hong Kong	Ordinary	HK$10,000	65.36%	–	Property investment

The Directors are of the opinion that a complete list of all subsidiaries and their particulars will be of excessive length and therefore the above table contains only those subsidiaries which materially affected the results or assets of the Group.

Report of the Valuer

To the Board of Directors

Dear Sirs,

Re: Annual revaluation of investment properties as at 31 December, 2000

In accordance with your appointment of Knight Frank to value the investment properties in Hong Kong owned by Hysan Development Company Limited and its subsidiaries, we are pleased to advise that the open market value of the properties as at 31st December, 2000 was in the approximate sum of Hong Kong Dollars Twenty Eight Billion Four Hundred Thirty Two Million And Seven Hundred Thousand Only. (i.e. HK$28,432,700,000).

We valued the properties on an open market value basis by capitalizing the net income as provided to us with due allowance for outgoings and provisions for reversionary income potential. However, no allowance has been made in our valuation for any expenses or taxation which may be incurred in effecting a sale.

Yours faithfully,
KNIGHT FRANK

Hong Kong, 5 March 2001

Schedule of Principal Properties

As at 31 December 2000

INVESTMENT PROPERTIES

	Address	Lot No.	Use	Category of the lease	Percentage held by the Group
1.	The Lee Gardens 33 Hysan Avenue Causeway Bay Hong Kong	Sec. DD of I.L. 29 and Sec. L of I.L. 457, Sec. MM of I.L. 29, the R.P. of Sec. L of I.L. 29, and the R.P. of I.L. 457	Commercial	Long lease	100%
2.	Hennessy Centre 500 Hennessy Road Causeway Bay Hong Kong	Sec. FF of I.L. 29 and the R.P. of Marine Lot 365	Commercial	Long lease	100%
3.	Bamboo Grove 74-86 Kennedy Road Hong Kong	I.L. 8624	Residential	Long lease	100%
4.	Caroline Centre 2-38 Yun Ping Road Causeway Bay Hong Kong	Sec. A and O of I.L. 457 and Sec. G of I.L. 29, Sec. F and the R.P. of Sec. C, D, E, and G, Subsec. 1 of Sec. C, D, E and G and Subsec. 2 of Sec. E of I.L. 457, Sec. H of I.L. 457, Subsec. 1, 2 and 3 and the R.P. of Sec. C of I.L. 461	Commercial	Long lease	65.36%
5.	Leighton Centre 77 Leighton Road Causeway Bay Hong Kong	Sec. B, C and the R.P. of I.L. 1451	Commercial	Long lease	100%
6.	Lee Theatre Plaza 99 Percival Street Causeway Bay Hong Kong	I.L. 1452 and the R.P. of I.L. 472 and 476	Commercial	Long lease	70%
7.	Sunning Plaza 10 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Subsec. 1 of Sec. J, Subsec. 2 and the R.P. of Sec. J of I.L. 29	Commercial	Long lease	100%
8.	Sunning Court 8 Hoiping Road Causeway Bay Hong Kong		Residential	Long lease	100%

	Address	Lot No.	Use	Category of the lease	Percentage held by the Group
9.	Entertainment Building 30 Queen's Road Central Hong Kong	The R.P. of I.L. 16 and the extension thereto	Commercial	Long lease	100%
10.	One Hysan Avenue 1 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Sec. GG of I.L. 29	Commercial	Long lease	100%
11.	AIA Plaza 18 Hysan Avenue Causeway Bay Hong Kong	Sec. N of I.L. 457 and Sec. LL of I.L. 29	Commercial	Long lease	100%
12.	111 Leighton Road 111-117 Leighton Road Causeway Bay Hong Kong	Sec. KK of I.L. 29	Commercial	Long lease	100%

Five-year Financial Summary

	1996 HK$'000 (Note 4)	1997 HK$'000 (Note 4)	1998 HK$'000 (Note 4)	1999 HK$'000	2000 HK$'000
CONSOLIDATED INCOME STATEMENT					
Turnover	1,567,324	2,011,817	3,590,656	2,295,717	**1,480,246**
Operating profit	1,638,281	1,409,908	1,655,878	1,468,111	**1,025,497**
Impairment loss reversed (recognised) in respect of interests in associates	–	–	(108,000)	(98,418)	**3,419**
Impairment losses on investments in other securities	–	–	(134,558)	–	**–**
Share of results of associates	(110)	34,095	(75,702)	(4,284)	**4,210**
Profit before taxation	1,638,171	1,444,003	1,337,618	1,365,409	**1,033,126**
Taxation	(182,511)	(162,327)	(111,550)	(86,795)	**(117,210)**
Profit after taxation	1,455,660	1,281,676	1,226,068	1,278,614	**915,916**
Minority interests	(106,623)	(103,385)	(86,797)	(74,656)	**(65,743)**
Net profit for the year	1,349,037	1,178,291	1,139,271	1,203,958	**850,173**
Dividends	1,152,260	1,003,937	381,099	412,795	**433,064**
Earnings per share					
– Basic	HK$1.31	HK$1.14	HK$1.11	HK$1.16	**HK$0.82**
– Diluted	HK$1.31	HK$1.14	N/A	HK$1.16	**HK$0.82**

	1996 HK$'000 (Note 4)	1997 HK$'000 (Note 4)	1998 HK$'000 (Note 4)	1999 HK$'000	2000 HK$'000
CONSOLIDATED BALANCE SHEET					
Property, plant and equipment	7,089	23,936	56,060	56,443	56,632
Investment properties	34,400,000	43,886,000	25,949,000	25,173,000	28,432,700
Property under development	4,504,014	–	–	–	–
Interests in associates	339,355	418,038	241,487	66,467	51,384
Investments in securities	598,421	2,076,193	1,847,563	2,468,742	2,297,335
Staff housing loans, secured	40,519	41,350	53,201	43,151	28,898
Net current assets (liabilities)	925,475	(3,376,395)	(894,135)	(1,785,304)	(1,469,100)
	40,814,873	43,069,122	27,253,176	26,022,499	29,397,849
Advances from investees	46,092	135,114	140,520	51,316	59,482
Amounts due to minority shareholders	292,765	292,765	292,765	292,765	292,765
Long term loan	263,754	263,754	263,754	263,754	263,754
Long term bank loans	3,257,000	2,614,746	3,796,000	1,660,000	1,890,000
Convertible bonds	1,319,775	1,273,456	1,108,239	–	–
Floating rate notes	–	1,992,293	1,994,107	2,390,884	2,393,739
	5,179,386	6,572,128	7,595,385	4,658,719	4,899,740
	35,635,487	36,496,994	19,657,791	21,363,780	24,498,109
Share capital	5,143,934	5,146,629	5,158,136	5,183,810	5,151,256
Reserves	28,117,343	28,999,953	13,330,048	15,033,512	18,007,790
Shareholders' funds	33,261,277	34,146,582	18,488,184	20,217,322	23,159,046
Minority interests	2,374,210	2,350,412	1,169,607	1,146,458	1,339,063
	35,635,487	36,496,994	19,657,791	21,363,780	24,498,109

Notes:

(1) In 2000, turnover comprises only the revenue from the Group's core business, property development and investment. Proceeds from disposals of investments in securities, interest and dividend income which were included as part of the turnover in previous years were presented as gain on disposal of investments in securities and other revenue respectively. Comparative figures have been restated to conform with 2000 presentation.

(2) Prior periods figures have been reclassified to conform with the current year's presentation.

(3) Earnings per share information for all periods presented has been re-computed to reflect the provisions of SSAP 5 (Revised).

(4) Figures for 1998 have been adjusted to reflect the change in accounting policy for the adoption of SSAP 24.

Periods from 1996 to 1997 have not been adjusted to reflect the change in accounting policy for the adoption of SSAP 24 as it is impractical to restate historical amounts in accordance with the requirements of SSAP 24.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shareholders of Hysan Development Company Limited (希慎興業有限公司) ("the Company") will be held in the Nathan Room, Lower Lobby, Conrad International Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 8 May 2001 at 12:00 noon for the following purposes:

1. To receive and consider the Statement of Accounts for the year ended 31 December 2000 together with the Reports of Directors and Auditors thereon.

2. To declare a Final Dividend.

3. To re-elect retiring Directors.

4. To re-appoint Auditors and to authorize the Directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following Ordinary Resolutions:

5. "That:

   (a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

   (b) the mandate in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue and the said mandate shall be limited accordingly;

   (d) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

   (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

   "Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "That:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue.

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

7. "That, conditional upon the passing of Resolutions numbered 5 and numbered 6 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution numbered 6 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution numbered 5."

By Order of the Board
Wendy W. Y. Yung
Secretary

Hong Kong, 20 March 2001

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting.

3. The Register of Members of the Company will be closed from Friday, 4 May 2001 to Tuesday, 8 May 2001, both dates inclusive. To qualify for the above dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Standard Registrars Limited at 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m., Thursday, 3 May 2001.

4. Concerning Ordinary Resolution numbered 5, the Directors wish to state that they have no immediate plans to issue any new shares in the Company except those shares that may be issued pursuant to the Executive Share Options or any scrip dividend pursuant to the Articles of Association of the Company from time to time. The Ordinary Resolution is being sought from members as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

5. Concerning Ordinary Resolution numbered 6, there is no immediate plan for the Directors to exercise the right of the Company to repurchase its own shares. The Ordinary Resolution is being sought from members as a general mandate in compliance with Section 49BA of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

FINANCIAL CALENDAR

Half year results	Announced on 5 September 2000
Full year results	Announced on 20 March 2001
Financial Statements	Posted to shareholders on or about 4 April 2001
Annual General Meeting	To be held on 8 May 2001

Press releases and other financial information of the Group can be accessed through the internet at "www.hysan.com.hk" and "www.irasia.com/listco/hk/hysan/index.htm"

Hysan 希慎

49/F., Manulife Plaza,
The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk